UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited
25 Wilton Road
London SW1V 1LW
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of 2023 Annual Meeting of Shareholders

On June 6, 2023, Global Ship Lease, Inc. (the “Company”) held its 2023 Annual Meeting of Shareholders (the “Meeting”).  At the Meeting, the following proposals, which are set forth in more detail in the Company’s Notice of Annual Meeting of Shareholders and Proxy Statement furnished to shareholders on or about May 2, 2023, were approved and adopted:

1.
to elect each of Michael Gross, Menno van Lacum and Alain Wils, to serve as Term III Directors until the Company’s 2026 Annual Meeting of Shareholders and until such time as his successor has been duly elected and qualified; and

2.	to ratify the appointment of PricewaterhouseCoopers S.A. as the Company’s independent public accounting firm for the fiscal year ending December 31, 2023.

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of the Company, dated June 6, 2023, reporting the results of the Meeting.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: June 9, 2023

	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer